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                                May 6, 2022

       Barry Biffle
       President and Chief Executive Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Response dated May
5, 2022
                                                            File No. 333-263467

       Dear Mr. Biffle:

             We have reviewed your response dated May 5, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022 letter.

       Response dated May 5, 2022

       Form of Debevoise & Plimpton Ex. 8.1 Tax Opinion, page 1

   1. We note your response to prior comment 1, and note that the proposed Exhibit 8.1 tax opinion states that
counsel is of the opinion that the statements in the Registration
                                                        Statement under the
heading    Material U.S. Federal Income Tax Consequences of the
                                                        Merger,    insofar as
such statements purport to summarize U.S. federal income tax law or to state legal
conclusions with respect thereto,    are accurate in all material respects.
                                                        Please ask counsel to
revise its opinion to state clearly, if true, that the disclosure in such
                                                        section is counsel   s
opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.
 Barry Biffle
FirstName  LastNameBarry   Biffle
Frontier Group Holdings, Inc.
Comapany
May  6, 2022NameFrontier Group Holdings, Inc.
May 6,
Page 2 2022 Page 2
FirstName LastName
      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-
551-3584 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Mark M. Bekheit